

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece




SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH, D.C.
SECTION

BY COURIER

No/Date : 30-3-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- An Announcement for the Audit Committee of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


PROCESSED
APR 0 6 2005

Enclosure

- An Announcement for the Audit Committee of Public Power Corporation S.A.





PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors' of the "PUBLIC POWER CORPORATION S.A.", by resolution on March 18, 2005, appoints its members Mr. Evaggelos Magirou and Mr. Ioannis Manos, as superior members of the Audit Committee of PPC S.A. pursuant to Greek Law 3016/2002.



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH. D.C.
202
SECTION

BY COURIER

No/Date : 5/D1:397/30-3-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- An Announcement for the Audit Committee of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An Announcement for the Audit Committee of Public Power Corporation S.A.



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors' of the "PUBLIC POWER CORPORATION S.A.", by resolution on March 18, 2005, appoints its members Mr. Evaggelos Magirou and Mr. Ioannis Manos, as superior members of the Audit Committee of PPC S.A. pursuant to Greek Law 3016/2002.